SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF

2Q24

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YPF S.A.

CONSOLIDATED RESULTS

YPF

INVESTOR RELATIONS CONTACT
https://investors.ypf.com/
inversoresypf@ypf.com
MARGARITA CHUN - IR MANAGER
Margarita.chun@ypf.com

2Q24 Webcast on August 9, 2024 9:00 am ET / 10:00 am BAT

Buenos Aires, August 8, 2024 – YPF (BYMA: YPFD | NYSE: YPF1), announces the 2Q24 results. Information based on financial statements prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$. As from 1Q24, quarterly financial statements, in addition to annuals, are also reported in both currencies (US$ and AR$) to provide a better understanding of our business activities and analysis of our financial performance.

1. MAIN HIGHLIGHTS OF 2Q24

KPI	2Q24	1Q24	Q/Q Δ	2Q23	Y/Y Δ	1H24	1H23	Δ
Financial
Revenues	4,935	4,310	15%	4,375	13%	9,245	8,613	7%
Adjusted EBITDA	1,204	1,245	-3%	1,005	20%	2,449	2,050	19%
Net Result	535	657	-19%	380	41%	1,192	721	65%
CAPEX	1,200	1,169	3%	1,281	-6%	2,369	2,480	-4%
FCF	(257)	(394)	-35%	(284)	-10%	(651)	(301)	116%
Net Debt	7,457	7,200	4%	6,312	18%	7,457	6,312	18%
Net Leverage Ratio (x)	1.7	1.7	-1%	1.4	19%	1.7	1.4	19%
Upstream
Hydrocarbon Production (Kboe/d)	539.0	526.0	2%	513.1	5%	532.5	511.9	4%
Crude Oil (Kbbl/d)	248.8	255.5	-3%	240.9	3%	252.1	239.7	5%
Natural Gas (Mm3/d)	38.8	36.4	7%	36.5	6%	37.6	36.5	3%
NGL (Kbbl/d)	46.1	41.8	10%	42.7	8%	43.9	42.8	3%
Crude Oil Price (US$/bbl)	70.8	68.3	4%	63.4	12%	69.5	65.1	7%
Natural Gas Price (US$/MBTU)	4.0	3.0	35%	3.9	2%	3.5	3.5	1%
Medanito Oil Exports (Kbbl/d)	28.6	22.9	25%	6.0	373%	25.7	3.0	748%
Total Lifting Cost (US$/boe)	16.2	12.9	25%	16.0	1%	14.6	15.3	-5%
Core-Hub Lifting Cost (US$/boe)	4.7	3.3	42%	4.1	13%	4.0	4.1	-3%
Downstream
Crude Processed (Kbbl/d)	299.2	301.1	-1%	305.1	-2%	300.1	306.1	-2%
Refineries’ Utilization Rate (%)	91%	92%	-1%	93%	-2%	91%	93%	-2%
Local Fuels Volume Sold (Km3)	3,431	3,489	-2%	3,658	-6%	6,920	7,225	-4%
Local Fuels Net Price (US$/m3)	711	691	3%	625	14%	701	640	10%
Imported Fuels (Km3)	—	142	N/A	236	N/A	142	665	-79%
R&M Adj. EBITDA (US$/bbl)	12.7	19.1	-33%	10.3	24%	15.9	11.7	36%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro products.

Adjusted EBITDA totaled US$1.2 billion (-3% vs. 1Q24), on the back of increasing costs in dollar terms, reflecting the catch up with the devaluation of mid-December (though lower replacement cost of our inventories in 1Q24), and reduced conventional output, affected by severe weather conditions in the south of Argentina in June. These were partially offset by higher seasonal gas, better fuel prices, growing oil exports and tariff update at Metrogas. Interannually, it expanded 20%, mostly due to higher fuel prices (though lower demand) and hydrocarbon output growth, partially offset by increased cost due to higher activity.

Hydrocarbon production averaged 539 kboe/d (+2% q/q and +5% y/y), boosted by shale operations, representing 52% of the total. Crude oil declined 3% q/q, since conventional production was affected by harsh weather conditions, while recording a growth of 3% y/y, driven by steady shale oil positive contribution, reaching 113 kbbl/d in 2Q24. Medanito oil exports to Chile averaged 29 kbbl/d (+25% q/q).

Domestic fuel demand declined by 2% q/q, mainly due to gasoline demand contraction, mostly offset by higher seasonal diesel demand, addressed with inventory drawdowns, thus avoiding imports. Processing levels at our refineries averaged 299 kbbl/d, reaching a refining utilization rate of 91%.

CAPEX2 totaled US$1.2 billion (+3% q/q), on track to fully deploy the investment plan of the year. Over 70% of the total capex was concentrated in the upstream segment, mainly shale operations, in line with the Company’s strategy to grow.

Free cash flow totaled a negative US$257 million, compared to a negative US$394 million in 1Q24. Both periods were affected by payments of imports deferred from 2023, being more pronounced in 1Q24. Although higher seasonal sales pressured liquidity in 2Q24, collections from certain gas clients deferred from 1Q24, plus dividend collection from affiliates improved free cash flow. Since gross debt was steady, net debt amounted to US$7.5 billion (vs. US$7.2 billion in 1Q24), while maintaining net leverage ratio at 1.7x.

[1]	1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of Jun-2024 (51% Argentina Government; 35% NYSE and 14% ByMA).
[2]	Please refer to section 3.2 of this document for the new definition of CAPEX.

Page 2/13

2. ANALYSIS OF CONSOLIDATED RESULTS OF 2Q24

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Diesel	1,639	1,556	1,672	2.0%	7.5%	3,258	3,227	-1.0%
Gasoline	833	1,022	946	13.6%	-7.4%	1,726	1,968	14.0%
Natural gas as producers (third parties)	386	278	419	8.6%	51.0%	656	697	6.2%
Other	1,124	791	1,160	3.3%	46.7%	2,101	1,951	-7.1%

Total Domestic Market	3,982	3,646	4,197	5.4%	15.1%	7,741	7,844	1.3%

Jet fuel	107	154	120	12.0%	-22.3%	268	274	1.9%
Grain and flours	46	27	130	181.1%	378.4%	51	157	207.4%
Crude oil	46	189	226	393.2%	19.8%	58	415	615.6%
Petchem & Other	195	294	262	34.7%	-10.8%	495	556	12.4%

Total Export Market	393	664	738	87.5%	11.1%	872	1,401	60.7%

Total Revenues	4,375	4,310	4,935	12.8%	14.5%	8,613	9,245	7.3%

Net Revenues amounted to US$4,935 million (+15% q/q), mainly driven by higher seasonal sales of natural gas (as producer and our affiliate Metrogas, as distributor, boosted by tariff update in April), agricultural products (grain and flour exports and fertilizers in the local market), combined with increased local diesel demand, better fuel prices and growing oil exports. All of them, partially offset by gasoline demand contraction.

Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Lifting cost	(746)	(617)	(793)	6.3%	28.5%	(1,417)	(1,410)	-0.5%
Other Upstream	(124)	(140)	(203)	63.4%	45.2%	(239)	(343)	43.3%
Refining & Logictic cost	(404)	(338)	(404)	-0.1%	19.7%	(782)	(741)	-5.1%
Other Downstream	(163)	(126)	(184)	13.2%	46.7%	(301)	(310)	3.1%
G&P, Corp. & Other	(150)	(160)	(257)	71.2%	61.2%	(255)	(417)	63.3%

Total OPEX	(1,588)	(1,380)	(1,842)	16.0%	33.5%	(2,994)	(3,222)	7.6%

Depreciation & Amortization	(854)	(652)	(638)	-25.3%	-2.1%	(1,629)	(1,290)	-20.8%
Royalties	(247)	(258)	(282)	14.2%	9.3%	(483)	(540)	11.7%
Other costs	(260)	(272)	(383)	47.3%	40.8%	(509)	(655)	28.8%

Total Other Costs	(1,361)	(1,182)	(1,303)	-4.3%	10.2%	(2,621)	(2,485)	-5.2%

Fuels imports (including jet fuel)	(158)	(99)	0	N/A	N/A	(501)	(99)	-80.3%
Crude oil purchases to third parties	(323)	(375)	(469)	45.0%	25.2%	(710)	(844)	18.9%
Biofuel purchases	(230)	(242)	(224)	-2.6%	-7.4%	(468)	(465)	-0.7%
Agro products purchases	(253)	(70)	(190)	-24.8%	170.2%	(367)	(261)	-29.0%
Other purchases	(278)	(178)	(302)	8.6%	70.0%	(550)	(479)	-12.9%
Stock variations	25	(124)	(3)	N/A	-97.6%	151	(127)	N/A

Total Purchases & Stock Variations	(1,217)	(1,087)	(1,188)	-2.4%	9.3%	(2,445)	(2,274)	-7.0%

Other operating results, net	12	6	(8)	N/A	N/A	3	(2)	N/A
Impairment of assets	—	—	(5)	N/A	N/A	—	(5)	N/A

Operating Costs + Purchases + Impairment of Assets	(4,154)	(3,643)	(4,346)	4.6%	19.3%	(8,057)	(7,988)	-0.9%

Stock variations include price effects by (US$36) million in 2Q23, (US$169) million for 1Q24, US$12 million for 2Q24, (US$65) million in 1H23 and (US$157) million in 1H24.

OPEX totaled US$1,842 million (+33% q/q), mostly explained by higher costs in dollars terms across all business segments, reflecting the catch-up with December’s devaluation, in addition to increases related to the maintenance of our refineries. Other costs totaled US$383 million (+41% q/q), primarily due to higher taxes related to increased exports, in addition to the results of Argerich, the first offshore ultra deep-water well in Argentina3.

Total Purchases and Stock Variations amounted to US$1,188 million (+9% q/q), mainly due to higher seasonal purchases of agro products and natural gas (Metrogas), and crude oil to third parties (due to lower own production and higher local price). However, gasoline demand contraction and diesel inventories drawdown avoided fuel imports in 2Q24. Also, stock variation was negative in 2Q24 (-US$3 million), but not as pronounced as 1Q24 (-US$124 million), which recorded lower replacement cost of inventories.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Operating income / (loss)	221	666	590	167.0%	-11.4%	556	1,256	125.9%

Income from equity interests in associates and joint ventures	94	129	27	-71.3%	-79.1%	183	156	-14.8%
Financial results, net	140	(259)	(161)	N/A	-37.8%	142	(420)	N/A

Net result before tax	455	536	456	0.2%	-14.9%	881	992	12.6%

Income tax	(75)	121	79	N/A	-34.7%	(160)	200	N/A

Net result	380	657	535	40.8%	-18.6%	721	1,192	65.3%

Net Income before impairment of assets	380	657	538	41.6%	-18.1%	721	1,195	65.8%

[3]	For more information, please refer to “Exploratory Strategy” in section 4.1.

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Net income before tax reached US$456 million (-15% q/q), as a result of reduced equity income and operating income, partially offset by better net financial results, driven by higher gains from holding financial securities.

The income tax was positive at US$79 million in 2Q24 (vs. US$121 million positive in 1Q24), mainly due to lower deferred tax liabilities, as inflation outpaced devaluation in both periods. Thus, the net income amounted to US$535 million (-19% q/q).

3. ADJ. EBITDA & CAPEX

3.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Net result	380	657	535	40.8%	-18.6%	721	1,192	65.3%
Financial results, net	(140)	259	161	N/A	-37.8%	(142)	420	N/A
Income from equity interests in associates and joint ventures	(94)	(129)	(27)	-71.3%	-79.1%	(183)	(156)	-14.8%
Income tax	75	(121)	(79)	N/A	-34.7%	160	(200)	N/A
Unproductive exploratory drillings	—	6	49	N/A	716.7%	6	55	816.7%
Depreciation & amortization	854	652	638	-25.3%	-2.1%	1,629	1,290	-20.8%
Impairment of assets	—	—	5	N/A	N/A	—	5	N/A

EBITDA	1,075	1,324	1,282	19.3%	-3.2%	2,191	2,606	18.9%

Leasing	(70)	(79)	(78)	11.8%	-1.3%	(141)	(157)	11.2%
Other adjustments	—	—	—	N/A	N/A	—	—	N/A

Adjusted EBITDA	1,005	1,245	1,204	19.8%	-3.3%	2,050	2,449	19.5%

3.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment	2Q24	1Q24	2Q23	1H24	1H23
Adj. EBITDA
Upstream	822	839	704	1,661	1,414
Downstream	369	569	352	938	779
Gas & Power	59	(30)	41	29	31
Corp	(67)	(26)	(73)	(93)	(122)
Eliminations & Others	22	(107)	(18)	(86)	(53)

Total Adj. EBITDA	1,204	1,245	1,005	2,449	2,050

CAPEX
Upstream	863	939	939	1,801	1,873
Downstream	299	197	265	496	461
Gas & Power	18	13	46	31	98
Corp	21	20	30	41	47
Eliminations	—	—	—	—	—

Total CAPEX	1,200	1,169	1,281	2,369	2,480

Note: Downstream Adjusted EBITDA excludes inventories price effect of oil products, which are included in Eliminations.

CAPEX new definition: during 2Q24, YPF revised the criteria of defining “Investments”. Previously, total PP&E acquisitions, net of well abandonment cost, were reported as the best approximation of “Investments”. Under the new criteria, we included acquisitions of intangible assets and excluded consumption of the period in the Operating Costs category, among other adjustments. Likewise, the information for comparative periods was re-expressed. It is worth mentioning that this new definition does not alter accounting standards of the Company. The amounts of the re-expressed “Investments” are shown below:

CapEx	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	6M24	2021	2022	2023	LTM Jun-24
Before	1,298	1,374	1,546	1,466	5,684	1,252	1,294	2,546	2,630	4,192	5,684	5,558
Now	1,199	1,281	1,451	1,368	5,299	1,169	1,200	2,369	2,331	3,865	5,299	5,188

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3.3 ADJ. EBITDA Q/Q & Y/Y EVOLUTION

4. ANALYSIS OF RESULTS BY SEGMENT

4.1 UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Crude oil	1,363	1,559	1,568	15.0%	0.6%	2,769	3,127	12.9%
Natural gas	473	354	510	7.9%	44.2%	830	864	4.1%
Other	60	71	94	55.9%	32.0%	125	164	31.7%

Revenues	1,896	1,984	2,172	14.6%	9.5%	3,724	4,156	11.6%

Depreciation & amortization	(668)	(478)	(454)	-32.0%	-5.0%	(1,270)	(932)	-26.6%
Lifting cost	(746)	(617)	(793)	6.3%	28.5%	(1,417)	(1,410)	-0.5%
Royalties	(244)	(254)	(279)	14.3%	9.8%	(476)	(532)	11.7%
Other costs	(163)	(231)	(283)	73.6%	22.5%	(342)	(514)	50.4%

Operating income before impairment of assets	75	404	363	384.0%	-10.1%	219	767	250.2%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income / (loss)	75	404	363	384.0%	-10.1%	219	767	250.2%

Depreciation & amortization	668	478	454	-32.0%	-5.0%	1,270	932	-26.6%
Unproductive exploratory drillings	—	6	49	N/A	716.7%	6	55	816.7%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	743	888	866	16.6%	-2.5%	1,495	1,754	17.3%

Leasing	(39)	(49)	(44)	13.0%	-9.6%	(81)	(93)	15.3%

Adjusted EBITDA	704	839	822	16.8%	-2.1%	1,414	1,661	17.4%

CAPEX	939	939	863	-8.2%	-8.1%	1,873	1,801	-3.8%

Unit Cash Costs Unaudited Figures, in US$/boe	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Lifting Cost	16.0	12.9	16.2	1.2%	25.4%	15.3	14.6	-4.8%
Royalties and other taxes	6.5	6.7	7.2	9.2%	6.7%	6.5	6.9	6.4%
Other Costs	2.9	3.1	4.3	47.8%	40.3%	2.8	3.7	31.2%

Total Cash Costs (US$/boe)	25.5	22.7	27.7	8.6%	21.9%	24.6	25.2	2.3%

Revenues totaled almost US$2.2 billion in 2Q24 (+9% q/q), mainly driven by higher seasonal gas sales (+35% price and +7% volume), and to a minor extent, better crude oil price (+4%), both in local and international markets, partially offset by lower crude oil production (-3%), particularly conventional output, which was affected by severe winter weather in the south of Argentina in June.

Page 5/13

Lifting cost reached US$16.2/BOE (+25% q/q), primarily due to higher costs in dollar terms after December’s devaluation (pulling, maintenance, among others), coupled with lower conventional oil output: conventional at US$28.7/BOE (+33% q/q) and unconventional at US$5.7/BOE (+23% q/q). Zooming in, lifting cost of our shale core hub blocks, on a gross basis (at 100% stake), also increased to US$4.7/BOE (+42% q/q), mainly due to cost catch-up with devaluation, mentioned before, and specific higher pulling and maintenance costs.

Other costs totaled US$283 million (+22% q/q), primarily due to cost catch-up mentioned before, in addition to the results of Argerich, the first offshore ultra deep-water well in Argentina4.

Royalties and other taxes averaged US$7.2/BOE (+7% q/q), mostly as a result of higher natural gas prices.

Adjusted EBITDA totaled US$822 million (-2% q/q), driven by increased costs after December’s devaluation and reduced conventional oil, mostly offset by higher seasonal sales of natural gas and better oil prices.

CAPEX amounted to US$863 million (-8% q/q), mainly because mature fields are recategorized as assets held for sale, partially offset by higher unconventional activities, mainly allocated to drilling and workover activities. More than 85% of the segment’s capex was deployed within the unconventional areas.

Drilling and workover activities grew significantly, drilling a total of 79 wells in our operated blocks: 58 horizontal shale (100% oil) and 21 conventional. In terms of efficiencies within our shale operations, during 2Q24 the Company continued achieving remarkable results in drilling and fracking performance, averaging 292 meters per day in drilling and 237 stages per set per month on fracking, increasing by 29% and 22%, respectively vs. 2Q23. Moreover, during June, we achieved the highest lateral length drilling speed for one well in La Angostura Sur block, reaching over 1,500 meters in a single day.

Regarding our exploratory strategy, we made progress in the following areas:

•	South of Mendoza Province, expanding the frontiers of our Core-Hub in Vaca Muerta: we drilled two wells in May and gathered promising oil productivity data

•	Palermo Aike formation, with the potential to become the second largest unconventional resource in Argentina: we completed the first horizontal well at El Cerrito Block in June

•

Offshore in the Northern Argentina Basin: we finished drilling Argerich, the first ultra deepwater well of Argentina, at CAN-100 block. Although the result was negative, it allowed us to gather relevant information to continue exploring the hydrocarbon potential of the Argentinean Sea. It is worth mentioning that the result of Argerich affects only a portion of the CAN-100’s prospectivity.

Upstream Operating data Unaudited Figures	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Net Production Breakdown
Crude Production (Kbbld)	240.9	255.5	248.8	3.2%	-2.6%	239.7	252.1	5.2%
Conventional	143.6	140.9	133.1	-7.3%	-5.5%	143.5	137.0	-4.5%
Shale	94.6	112.3	113.3	19.8%	0.9%	93.5	112.8	20.6%
Tight	2.7	2.3	2.4	-11.9%	5.3%	2.7	2.3	-13.4%

NGL Production (Kbbld)	42.7	41.8	46.1	7.8%	10.3%	42.8	43.9	2.6%

Conventional	12.6	10.6	10.4	-17.1%	-2.1%	12.5	10.5	-15.8%
Shale	28.8	29.9	34.5	19.6%	15.2%	29.0	32.2	10.9%
Tight	1.3	1.2	1.2	-12.7%	-3.7%	1.3	1.2	-4.8%

Gas Production (Mm3d)	36.5	36.4	38.8	6.4%	6.7%	36.5	37.6	3.1%

Conventional	13.8	13.1	12.8	-6.9%	-2.0%	14.0	13.0	-7.7%
Shale	17.0	18.0	21.0	23.6%	16.7%	16.9	19.5	15.8%
Tight	5.7	5.3	4.9	-12.8%	-6.0%	5.6	5.1	-8.2%

Total Production (Kboed)	513.1	526.0	539.0	5.0%	2.5%	511.9	532.5	4.0%

Conventional	242.9	233.8	224.2	-7.7%	-4.1%	244.3	229.0	-6.2%
Shale	230.5	255.7	280.1	21.5%	9.6%	228.7	267.9	17.1%
Tight	39.7	36.5	34.6	-12.8%	-5.2%	38.9	35.6	-8.5%
Average realization prices
Crude Oil (USD/bbl)	63.4	68.3	70.8	11.7%	3.6%	65.1	69.5	6.8%
Natural Gas (USD/MMBTU)	3.9	3.0	4.0	1.7%	34.8%	3.5	3.5	0.8%

Crude oil production in 2Q24 continued at strong levels, averaging 249 kbbl/d, driven by shale growth (+1% q/q), which slightly offset the decrease in the conventional output (-6% q/q), constrained by the extreme winter conditions during June in the south of Argentina. Additionally, 9% of conventional output came from tertiary production, growing by 6% y/y and minimizing the natural decline in mature fields.

[4]	For more information, please refer to “Exploratory Strategy” in section 4.1.

Page 6/13

Natural gas production increased by 7% q/q, mainly due to winter peak season. NGLs production also grew by 10% q/q, mainly driven by the new turboexpander in Loma La Lata block, enhancing NGLs recovery level.

4.2 DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	IH24	Y/Y Δ
Diesel (third parties)	1,639	1,556	1,672	2.0%	7.5%	3,258	3,227	-1.0%
Gasoline (third parties)	833	1,022	946	13.6%	-7.4%	1,726	1,968	14.0%
Other domestic market	815	572	649	-20.3%	13.5%	1,619	1,221	-24.6%
Export market	367	632	690	88.0%	9.1%	803	1,322	64.6%

Revenues	3,654	3,782	3,957	8.3%	4.6%	7,407	7,739	4.5%

Depreciation & amortization	(143)	(137)	(142)	-0.5%	3.6%	(281)	(279)	-0.9%
Refining & Logistic costs	(404)	(338)	(404)	-0.1%	19.7%	(782)	(741)	-5.1%
Fuels imports (including jet fuel—third parties)	(158)	(99)	0	N/A	N/A	(501)	(99)	-80.3%
Crude oil purchases (intersegment + third parties)	(1,714)	(1,965)	(2,067)	20.6%	5.2%	(3,539)	(4,032)	13.9%
Biofuel purchases (third parties)	(230)	(242)	(224)	-2.6%	-7.4%	(468)	(465)	-0.7%
Agro products purchases (third parties)	(253)	(70)	(190)	-24.8%	170.2%	(367)	(261)	-29.0%
Stock variations	16	115	(4)	N/A	N/A	112	111	-0.6%
Other	(572)	(489)	(643)	12.3%	31.5%	(1,130)	(1,131)	0.1%

Operating income / (loss) before impairment of assets	197	558	284	44.1%	-49.1%	451	842	86.6%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income / (loss)	197	558	284	44.1%	-49.1%	451	842	86.6%

Depreciation & amortization	143	137	142	-0.5%	3.6%	281	279	-0.9%

EBITDA	340	695	426	25.4%	-38.7%	732	1,121	53.0%

Leasing	(19)	(23)	(24)	27.4%	2.2%	(43)	(47)	10.5%

Adjusted EBITDA	321	671	402	25.3%	-40.1%	690	1,073	55.6%

Inventories price effect of oil products	(31)	103	34	N/A	-67.2%	(90)	136	N/A

Adjusted EBITDA excl. inventories price effect of oil products	352	569	369	4.5%	-35.2%	779	937	20.3%

CAPEX	265	197	299	12.8%	52.0%	461	496	7.4%

Stock variations include price effects by (US$31) million in 2Q23, US$102 million for 1Q24, US$34 million for 2Q24, (US$90) million for 1H23 and US$136 million for 1H24.

Revenues totaled almost US$4 billion in 2Q24 (+5% q/q), mainly boosted by higher local sales of diesel and fertilizers, and increased exports of grain and flour, and crude oil, partially offset by demand drop of gasoline.

Refining and logistics costs increased by 20% q/q, primarily driven by an in increase in costs in real terms, reflecting the catch up with December’s devaluation, in addition to higher activities related to programmed shutdown and maintenance.

No fuel imports were recorded in 2Q24, on the back of gasoline demand contraction, coupled with a record high production of gasoline at La Plata refinery, and inventories reduction to tackle increase in diesel demand.

Crude oil purchases (including intersegment) grew by 5% q/q, mostly on the back of higher local oil price. Whereas biofuel purchases fell 7% q/q, mainly due to lower price5 and volume of biodiesel, coupled with lower purchased volume of bioethanol, partially offset by higher price of bioethanol.

Adjusted EBITDA, excluding inventories price effect of oil products, totaled US$369 million (-35% q/q), mainly explained by the cost catch-up with December’s devaluation, in addition to higher cost of crude oil (pricing), and gasoline demand contraction. These effects were partially offset by diesel demand growth, better fuel prices in the local market, no import of fuels and increasing oil exports to Chile.

Adjusted EBITDA of the Refining & Marketing business, in unit terms, reached US$12.7/bbl in 2Q24, compared to US$19.1/bbl reported in 1Q24 and US$10.3/bbl in 2Q23.

CAPEX totaled US$299 million (+52% q/q), mainly growing in midstream oil (Vaca Muerta South) and refining (to reduce sulfur content in fuels at La Plata refinery. The breakdown of total capex is as follows: 51% refining, 33% midstream oil, 13% logistics and 3% commercial.

In our refineries, during 2Q24 CAPEX was allocated in the following main projects:

•

New fuel specifications project including the construction of a new diesel oil hydrotreatment unit at Luján de Cuyo refinery, expected to be operational by 4Q25, as well as the new gasoline hydrotreatment plant and the revamping completion of existing gasoline units at La Plata refinery, that became operational in 2Q24. The main purpose of these works is to comply with the new fuel specifications established by Resolution No. 492/2023 of the Secretary of Energy.

[5]	During May, the Secretary of Energy decreased regulated price in AR$ for biodiesel, while bioethanol increased. In June, both of them were increased.

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•	Revamping of topping units at Luján de Cuyo and Plaza Huincul refineries.

•

Connection of new areas and expansion of storage capacity related to La Amarga Chica – Puesto Hernández oil pipeline, which is expected to be completed by 3Q24 and will increase the evacuation capacity out of Vaca Muerta. Additionally, we also continued the works to revamp the Puesto Hernández – Luján de Cuyo oil pipeline, in order to increase the transportation capacity from the Neuquina basin to Luján de Cuyo refinery, expected to be operational by 2025.

In our midstream oil business unit, during 2Q24 the Company continued making progress in the main projects aimed at unlocking the evacuation capacity of the Neuquina basin:

•

New evacuation to the Atlantic: regarding the Vaca Muerta South project, we started with the construction of the first tranche, consisting of a 127 km pipeline to connect Loma Campana, where our core-hub blocks are located (Province of Neuquén), to Allen (Province of Río Negro), which currently serves as the access point to transport oil to the Province of Buenos Aires

•

Expansion of the existing system to the Atlantic: our subsidiary Oldelval is expected to reach a total evacuation capacity of 345 Kbbl/d before year-end, jumping to 540 Kbbl/d in the first half of 2025

•

Evacuation to the Pacific: the successful reactivation of the Trans-Andean pipeline in 2023, together with the Vaca Muerta North pipeline, operational since last November, allowed us to export 29 kbbl/d of Medanito oil to Chile in 2Q24 (+25% q/q)

Downstream Operating data Unaudited Figures	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Crude processed (Kbbld)	305.1	301.1	299.2	-1.9%	-0.6%	306.1	300.1	-2.0%
Refinery utilization (%)	93.0%	91.8%	91.2%	-181bps	-59bps	93.3%	91.5%	-183bps

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	4,873	4,692	4,633	-4.9%	-1.2%	9,663	9,325	-3.5%

Total domestic market	4,483	4,140	4,166	-7.1%	0.6%	8,830	8,306	-5.9%
of which Gasoline	1,431	1,512	1,350	-5.7%	-10.7%	2,946	2,861	-2.9%
of which Diesel	2,227	1,977	2,082	-6.5%	5.3%	4,279	4,059	-5.1%
Total export market	390	551	468	20.0%	-15.1%	834	1,019	22.3%

Sales of petrochemical products (Ktn)	122	152	150	23.4%	-1.6%	263	302	15.0%

Domestic market	70	65	75	6.5%	14.5%	153	140	-8.8%
Export market	51	87	75	46.4%	-13.7%	109	162	48.5%

Sales of fertilizers, grain and flours (Ktn)	448	202	476	6.3%	135.4%	663	679	2.3%

Domestic market	345	140	197	-43.0%	40.3%	551	337	-38.9%
Export market	103	62	279	172.3%	350.8%	112	341	205.0%

Net average prices
Gasoline (USD/m3) (domestic market)	526	622	640	21.7%	2.8%	531	630	18.8%
Diesel (USD/m3) (domestic market)	692	746	760	9.9%	1.9%	718	753	4.9%
Petrochemical & others refined products (USD/bbl)	78	71	73	-5.6%	2.8%	82	72	-11.1%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed stood at 299 Kbbl/d in 2Q24 remaining almost flat sequentially (-1%), and decreasing 2% interannually, mainly due to limited availability at La Plata refinery, which was affected by a stoppage, adverse weather conditions and an inconvenience in the Puerto Rosales – La Plata pipeline for a few days, which was already restored.

Domestic fuel sales volumes decreased by 2% q/q, driven by an 11% drop in gasoline demand, especially in premium retail, partially offset by a 5% increase in diesel demand, especially derived from seasonality and higher sales to industrial segment. Our market share amounted to 56% in gasoline and 55% in diesel.

Petrochemicals volumes stood almost flat (-2% q/q), primarily as a result of lower methanol exports and stoppage in the plant during June, partially offset by higher methanol demand in the local market.

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Fertilizers, grain and flours sales volumes expanded by 135% q/q, mainly boosted by higher seasonal demand, particularly the export of grain and flours.

Net average fuels prices in the domestic market measured in dollar terms increased by 3% q/q and 14% y/y, derived from price adjustments to mitigate devaluation impact and narrow the gap to import parity, which decreased to 5% in 2Q24, from 7% in 1Q24 and 13% in 2Q23.

Prices for petrochemical & other refined products increased by 3% q/q, aligned with an upward trend in international prices of certain products such as methanol, virgin naphtha and fuel oil.

4.3 GAS & POWER

GAS & POWER Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Natural gas as producers (intersegment + third parties)	444	325	472	6.3%	45.5%	771	797	3.4%
Natural gas retail (third parties)	153	74	256	67.1%	247.0%	233	329	41.2%
Midstream Gas Revenues (intersegment + third parties)	48	53	56	16.0%	4.8%	102	109	7.0%
Other	83	31	79	-5.1%	155.5%	128	109	-14.9%

Revenues	728	482	862	18.4%	78.8%	1,234	1,344	8.9%

Depreciation & amortization	(27)	(21)	(25)	-6.1%	19.2%	(46)	(46)	0.0%
Natural gas purchases (intersegment + third parties)	(545)	(377)	(603)	10.5%	59.6%	(942)	(980)	4.0%
Midstream Gas purchases (intersegment)	(14)	(14)	(18)	31.8%	35.7%	(33)	(32)	-2.3%
Operating cost & Other	(116)	(114)	(172)	48.2%	51.0%	(210)	(286)	36.2%

Operating income before impairment of assets	26	(44)	44	69.2%	N/A	3	—	N/A

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	26	(44)	44	69.2%	N/A	3	—	N/A

Depreciation & amortization	27	21	25	-6.1%	19.2%	46	46	0.0%

EBITDA	53	(23)	69	31.1%	N/A	49	46	-6.1%

Leasing	(12)	(7)	(10)	-14.6%	45.8%	(18)	(17)	-4.0%

Adjusted EBITDA	41	(30)	59	44.2%	N/A	31	29	-7.2%

CAPEX	46	13	18	-61.9%	35.0%	98	31	-68.8%

Revenues totaled US$862 million in 2Q24 (+79% q/q), mainly due to seasonal natural gas sales, as producer and Metrogas, our affiliate, as distributor, coupled with tariffs adjustments at Metrogas in last April.

Natural gas purchases grew by 60% q/q, in line with higher seasonal natural gas sales, while operating costs & other increased by 51%, mostly driven by increasing costs in dollar terms.

Moreover, according to Resolution N° 58/24 of the Secretary of Energy, released on May 8, 2024, the Company recognized a charge for doubtful sales receivables within operating costs of US$22 million in 2Q24 and US$29 million in 1Q24, mainly owed by CAMMESA.

As a result of the aforementioned factors, Adjusted EBITDA totaled a positive US$59 million, compared to a negative US$30 million in 1Q24.

CAPEX totaled US$18 million (+35% q/q) and continued focusing on the following projects:

•	Revamping of NGL facility “Tex Loma La Lata”: first stage became online in September 2023, and during 2Q24 it became fully operational

•	Rincón del Mangrullo gas pipeline expansion online since 2Q24

•	Revamping of the natural gas treatment plant at Loma Negra, aiming to increase the current processing capacity, expected to be fully operational before year end

•

Argentine LNG project: a strategic pillar of the Company for the medium and long term. FID is expected by 2H25, and together with our strategic partner, we defined the location in the Province of Río Negro

•	North Hub gathering project: mainly to expand gas processing capacity at Sierra Barrosa treatment plants

•	South Hub gathering project: construction of a gas pipeline connecting Narambuena and Bajo del Toro blocks with El Portón Industrial Complex

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5. LIQUIDITY AND SOURCES OF CAPITAL

5.1 CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Cash BoP	1,014	1,123	1,309	29.1%	16.6%	773	1,123	45.3%
Net cash flow from operating activities	1,309	1,089	1,422	8.6%	30.6%	2,806	2,511	-10.5%
Net cash flow from investing activities	(1,259)	(1,208)	(1,464)	16.3%	21.2%	(2,448)	(2,672)	9.2%
Net cash flow from financing activities	214	312	(206)	N/A	N/A	231	106	-54.1%
FX adjustments & other	(111)	(7)	(20)	-82.0%	185.7%	(195)	(27)	-86.2%

Cash EoP	1,167	1,309	1,041	-10.8%	-20.5%	1,167	1,041	-10.8%

Investment in financial assets	303	290	353	16.5%	21.7%	303	353	16.5%

Cash + short-term investments EoP	1,470	1,599	1,394	-5.2%	-12.8%	1,470	1,394	-5.2%

FCF	(284)	(394)	(257)	-9.5%	-34.8%	(301)	(651)	116.3%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

Net cash flow from operations, coupled with investing activities, totaled a negative US$42 million in 2Q24. Although adjusted EBITDA was similar to capex in 2Q24, it was affected by higher working capital pressure, such as increased seasonal sales of gas, payment of 2023’s imports deferred to 2Q24 (but collected from certain gas clients the payment delayed from 1Q24) and higher purchases of crude oil to third parties due to lower conventional production. All of them were partially offset by dividend collection from affiliates.

Net cash flow from financing activities amounted to a negative US$206 million in 2Q24, mostly driven by the final amortization of 2024’s international bond paid at maturity (US$ 208 million), in addition to regular debt services, partially offset by the issuance of a local hard dollar bond (US$ 178 million). Moreover, the Company continued securing trade facilities and other loans.

As a result, the free cash flow for the period was negative at U$257 million, as our investing activities and our regular interest payments were not fully compensated by the cash flow from operations.

In terms of liquidity, our cash and short-term investments declined to US$1,394 million by the end of June 2024, contracting 13% vs. 1Q24.

5.2 NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Q/Q Δ
Short-term debt	1,483	1,559	1,651	5.9%
Long-term debt	6,299	7,240	7,200	-0.6%

Total debt	7,782	8,799	8,851	0.6%

Avg. Interest rate for AR$-debt	87.5%	75.4%	43.8%
Avg. Interest rate for US$-debt	7.1%	6.8%	6.2%
% of debt in AR$	2.6%	3.2%	96.5%

Cash + short term investments	1,470	1,599	1,394	-12.8%

% of liquidity dollarized	87.3%	109.0%	116.8%

Net debt	6,312	7,200	7,457	3.6%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

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As of June 30, 2024, YPF’s consolidated net debt totaled US$7,457 million (+US$257 million vs. 1Q24). Despite higher net debt compared to the previous quarter, the Company managed to maintain net leverage ratio around 1.7x.

In terms of financing, during 2Q24, the Company issued a 2-year hard-US$ local bond for US$178 million at an yield of 6%. On the other hand, the Company paid at maturity US$60 million quarterly amortization of the Notes 2026 and the remaining US$208 million of the Notes 2024. After 2Q24, the Company issued a US$-link bond for US$185 million at a 0% yield, with a two-year maturity, and promissory notes for US$100 million at a 0% yield, with maturities of up to 18 months.

Regarding our maturity profile, the Company faces debt maturities for the remaining 6 months of 2024 for US$854 million, mainly concentrated in short-term trade facilities for almost US$400 million and international bonds’ amortizations.

The following chart shows our consolidated principal debt maturity profile as of June 30, 2024:

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6. TABLES

6.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million
Unaudited Figures	31-Dec-23	30-Jun-24
Non-current Assets
Intangible assets	367	389
Properties, plant and equipment	17,712	17,423
Assets for leasing	631	565
Investments in companies and joint ventures	1,676	1,745
Deferred tax assets, net	18	19
Other receivables	158	242
Trade receivables	31	32
Investment in financial assets	8	7

Total Non-current Assets	20,601	20,422

Current Assets
Assets held for disposal	0	1,940
Inventories	1,683	1,577
Contract assets	10	21
Other receivables	381	482
Trade receivables	973	1,703
Investment in financial assets	264	353
Cash and cash equivalents	1,123	1,041

Total Current Assets	4,434	7,117

Total Assets	25,035	27,539

Total Shareholders’ Equity	9,051	10,605

Non-current Liabilities
Provisions	2,660	771
Deferred tax liabilities, net	1,242	927
Contract liabilities	34	32
Income tax payable	4	3
Other taxes payable	0	0
Salaries and social security	0	4
Liabilities from leasing	325	292
Loans	6,682	7,200
Other liabilities	112	76
Accounts payable	5	5

Total non-current Liabilities	11,064	9,310

Current Liabilities
Liabilities directly associated with assets held for sale	0	2,085
Provisions	181	201
Contract liabilities	69	68
Income tax payable	31	38
Other taxes payable	139	279
Salaries and social security	210	268
Liabilities from leasing	341	311
Loans	1,508	1,651
Other liabilities	122	123
Accounts payable	2,319	2,600

Total Current Liabilities	4,920	7,624

Total Liabilities	15,984	16,934

Total Liabilities and Shareholders’ Equity	25,035	27,539

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

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6.2 CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	2Q23	1Q24	2Q24	Y/Y Δ	Q/Q Δ	1H23	1H24	Y/Y Δ
Revenues	4,375	4,310	4,935	12.8%	14.5%	8,613	9,245	7.3%

Costs	(3,509)	(3,019)	(3,457)	-1.5%	14.5%	(6,808)	(6,476)	-4.9%

Gross profit	866	1,291	1,478	70.7%	14.5%	1,805	2,769	53.4%

Selling expenses	(482)	(467)	(577)	19.7%	23.6%	(902)	(1,044)	15.7%
Administrative expenses	(167)	(141)	(210)	25.7%	48.9%	(324)	(351)	8.3%
Exploration expenses	(8)	(23)	(88)	1000.0%	282.6%	(26)	(111)	326.9%
Impairment of property, plant and equipment and intangible assets	—	—	(5)	N/A	N/A	—	(5)	N/A
Other operating results, net	12	6	(8)	N/A	N/A	3	(2)	N/A

Operating income	221	666	590	167.0%	-11.4%	556	1,256	125.9%

Income of interests in companies and joint ventures	94	129	27	-71.3%	-79.1%	183	156	-14.8%
Financial Income	792	165	(97)	N/A	N/A	1,393	68	-95.1%
Financial Cost	(842)	(450)	(194)	-77.0%	-56.9%	(1,552)	(644)	-58.5%
Other financial results	190	26	130	-31.6%	400.0%	301	156	-48.2%
Financial results, net	140	(259)	(161)	N/A	-37.8%	142	(420)	N/A

Net profit before income tax	455	536	456	0.2%	-14.9%	881	992	12.6%

Income tax	(75)	121	79	N/A	-34.7%	(160)	200	N/A

Net profit for the period	380	657	535	40.8%	-18.6%	721	1,192	65.3%

Net profit for shareholders of the parent company	335	649	519	54.9%	-20.0%	676	1,168	72.8%
Net profits for non-controlling interest	45	8	16	-64.4%	100.0%	45	24	-46.7%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.86	1.66	1.32	53.5%	-20.5%	1.73	2.98	72.3%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

7. ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce roughly 35% and 30% of the country’s crude oil and natural gas, respectively; (ii) in the downstream, we operate 3 refineries representing approximately 50% of Argentina’s refining capacity and lead the local diesel and gasoline sales with a market share of more than 55%; and (iii) in gas and power, Metrogas, our subsidiary, distributes around 25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

8.	DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 8, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer